UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): December 11, 2007



THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On December 11, 2007, The Dixie Group, Inc. entered into a plan, pursuant to the Securities and Exchange Act of 1934, Rule 10b5-1, to facilitate repurchase of shares of its Common Stock under the repurchase plan and authorization announced and reported on August 8, 2007. The previously announced authorization permits the Company to repurchase up to $10 million of the Company's Common Stock. Subject to the requirements of Rule 10b5-1, the Company may make repurchases of its Common Stock under the Plan at prices not to exceed $9.25 per share, and in an aggregate amount limited by its previously announced authorization, reduced by purchases to date. The Plan expires by its terms on August 15, 2008. Purchases under the plan may not be made prior to January 2, 2008. As provided by the Rule, the Plan may be amended or terminated at any time. A copy of the agreement is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits.

(c)   Exhibits

(99.1)   Agreement by and between The Dixie Group, Inc. and Raymond James & Associates, Inc., dated December 11, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 11, 2007   **THE DIXIE GROUP, INC.**

 By: /s/ Gary A. Harmon
Gary A. Harmon
Chief Financial Officer